

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Mary A. Francis
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

>   **Re: Chevron Corporation**
>   **Registration Statement on Form S-4**
>   **Filed August 11, 2020**
>   **File No. 333-244369**

Dear Ms. Francis:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation

cc: Scott A. Barshay, Esq.